February 13, 2015

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UpperSolution.com
Amendment No. 9 to Registration Statement on Form S-1
Filed February 6, 2015
File No. 333-190658

Dear Ms. Mills-Apenteng,

The following is the company’s response to your comment letter dated October 3, 2014.

Dilution, page 13

1. We note that you determined the net tangible book value per share by dividing the tangible book value of the company by the number of outstanding shares of your common stock on August 31, 2014. Please revise to calculate the net tangible book value per share using the number of shares of common stock outstanding on November 30, 2014.

Revised to November 30, 2014. As the number of shares did not change during this period there were no changes in the dilution calculations.

Report of Independent Registered Public Accounting Firm, page F-1

2. Please revise to include an audit report that also covers the financial statements for the period from the inception (April 20, 2013) through May 31, 2014.

So revised.

Signatures, page 22

3. We note that the signatures are dated as of January 26, 2014. Please ensure that in the next amendment the dates for all signatures are correct.

Signatures as of February 13, 2015.

Sincerely,

Yousef Dasuka
Chief Executive Officer
UpperSolution.com